Income

Exhibit 2: Income Statement (Six Months Ended June 30, 2006)

		Ch$ millions		US$ millions (1)%
		30-June-06	30-June-05	30-June-06	30-June-05	Change

Net sales		251,384	233,789	466.0	433.4	7.5%

Cost of goods sold		(121,707)	(114,287)	(225.6)	(211.9)	-6.5%
	% of sales	48.4%	48.9%	48.4%	48.9%

Gross profit		129,677	119,502	240.4	221.5	8.5%
	% of sales	51.6%	51.1%	51.6%	51.1%

SG&A		(96,885)	(88,411)	(179.6)	(163.9)	-9.6%
	% of sales	38.5%	37.8%	38.5%	37.8%

Operating income		32,792	31,091	60.8	57.6	5.5%
	% of sales	13.0%	13.3%	13.0%	13.3%

Non-operating result
	Financial income	1,194	750	2.2	1.4	59.1%
	Equity in NI of rel. companies	74	116	0.1	0.2	-36.5%
	Other non-operating income	2,638	573	4.9	1.1	360.3%
	Amortization of goodwill	(2,235)	(1,334)	(4.1)	(2.5)	-67.5%
	Interest expense	(3,689)	(3,681)	(6.8)	(6.8)	-0.2%
	Other non-operating expenses	(591)	(928)	(1.1)	(1.7)	36.3%
	Price level restatement	(95)	621	(0.2)	1.2	NM
	Currency exchange result	(485)	(570)	(0.9)	(1.1)	14.9%
	Total	(3,190)	(4,454)	(5.9)	(8.3)	28.4%

Income before taxes		29,602	26,637	54.9	49.4	11.1%
	Income taxes	(6,235)	(5,089)	(11.6)	(9.4)	-22.5%
	Tax rate	21.1%	19.1%	21.1%	19.1%

Minority interest		586	(460)	1.1	(0.9)	NM

Amort. of negative goodwill		25	21	0.0	0.0	19.0%

Net income		23,977	21,109	44.4	39.1	13.6%
	% of sales	9.5%	9.0%	9.5%	9.0%

Earnings per share		75.28	66.28	0.14	0.12	13.6%
Earnings per ADR		376.40	331.39	0.70	0.61

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		20,689	20,702	38.4	38.4	-0.1%
Amortization		299	279	0.6	0.5	7.4%
EBITDA		53,779	52,072	99.7	96.5	3.3%
	% of sales	21.4%	22.3%	21.4%	22.3%

Capital expenditures		17,599	17,640	32.6	32.7	-0.2%

(1) Exchange rate: US$1.00 = Ch$539.44

Última actualización 8/3/2006
Por mgili